Exhibit 4(c)(21)
Limited Group of EVP+ and Certain SVPs
ELAN CORPORATION, plc
2006 LONG-TERM INCENTIVE PLAN
(2009 AMENDMENT AND RESTATEMENT)
NONSTATUTORY STOCK OPTION AGREEMENT

Nonstatutory Stock Option	This Option is not intended to be an incentive stock option under section 422 of the Internal Revenue Code and will be interpreted accordingly.

Vesting	Your right to exercise this Option vests in increments over the four-year period starting on the Vesting Start Date, as shown on the cover sheet. The percentage of the total number of Shares for which this option will be exercisable is as follows:

Anniversary of Vesting
Start Date:	Percentage:
First	25%
Second	50%
Third	75%
Fourth	100%

The resulting number of Shares will be rounded up to the nearest whole number.

Except as otherwise provided in the Plan, the entire Option becomes exercisable if (i) your employment with the Company or a Subsidiary is terminated for any reason other than Cause (as defined below) or you resign for Good Reason (as defined below) (such a resignation or termination being hereinafter referred to as an “Involuntary Termination”); (ii) you die while you are still an employee of the Company or a Subsidiary; or (iii) your service as an employee of the Company or a Subsidiary terminates because of your Total and Permanent Disability (as defined below).

As used herein, “Cause” shall mean any of the following: (a) your willful breach, habitual neglect, or poor performance of your job duties and responsibilities, as determined by the Company in its sole discretion; (b) your conviction (or the entry of a guilty plea or plea of nolo contendre) of any crime, excluding minor traffic offenses; (c) your commission of an act of dishonesty or breach of fiduciary duty; (d) your commission of a material violation of any of the personnel policies of the Company or a Subsidiary, including but not limited to, violations of the Company’s confidentiality or stock trading policies or its policies against any form of harassment; or (e) any action or omission by you, which, as reasonably determined by the Company, is contrary to the business interest, reputation or goodwill of the Company or a Subsidiary.

As used herein “Good Reason” means (a) a material diminution in your title, duties, responsibilities or authority or (b) the requirement that you move your principal place of business by more than 30 miles from that previously the case without your consent.

No additional Shares will vest after the date your service has terminated for any reason.

Term	Your Option will expire in any event at the close of business at the Company’s registered office on the day before the 10th anniversary of the Date of Option Grant, as shown on the cover sheet. (It will expire earlier if your service terminates, as described below.)

Involuntary Termination	Following an Involuntary Termination, your right to purchase vested Shares under this Option will expire at the close of business at the Company’s registered office on the date 24 months after the date of such Involuntary Termination (or on the tenth anniversary of the Date of Option Grant, if earlier).

Death	If you die prior to expiration of this Option, then your right to purchase vested Shares under this Option will expire at the close of business at the Company’s registered office on the date twelve months after the date of death (or on the tenth anniversary of the Date of Option Grant, if earlier). During that twelve month period, your estate or heirs may exercise this Option.

Disability	If your service as an employee of the Company (or an Subsidiary) terminates because of your Total and Permanent Disability, then your right to purchase vested Shares under this Option will expire at the close of business at the Company’s registered office on the date twelve months after your termination date (or on the tenth anniversary of the Date of Option Grant, if earlier). “Total and Permanent Disability”

means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Regular Termination	If your service as an employee of the Company (or a Subsidiary) terminates for any reason other than those set forth in the immediately preceding three paragraphs, then your right to exercise vested Shares under this Option will expire at the close of business at the Company’s registered office on the 90th day after your termination date (or on the tenth anniversary of the Date of Option Grant, if earlier).

The Company determines when your service terminates for this purpose.

Leaves of Absence	For purposes of this Option, your service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. But your service will be treated as terminating 90 days after you went on leave, unless your right to return to active work is guaranteed by law or by a contract. Your service terminates, in any event, when the approved leave ends, unless you immediately return to active work.

The Company determines which leaves count for this purpose.

Restrictions on Exercise	The Company will not permit you to exercise this Option if the issuance of Shares at that time would violate any law or regulation.

Notice of Exercise	When you wish to exercise this Option, you must notify the Company by filing the proper “Notice of Exercise” form at the address given on the form. Your notice must specify how many Shares you wish to purchase. Your notice must also specify how your Shares should be registered (in your name only or in your and your spouse’s names as community property or as joint tenants with right to survivorship). The notice will be effective when it is received by the Company.

If someone else wants to exercise this Option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.

Form of Payment	When you submit your Notice of Exercise, you must include payment of the exercise price for the Shares you are purchasing. Payment may be made in one (or a combination of both) of the following forms:
•	Your personal check, a cashier’s check or a money order.

•	Irrevocable directions to a securities broker approved by the Company to sell your Option Shares and to deliver all or a portion of the sale proceeds to the Company in payment of the exercise price. (The balance of the sale proceeds, if any, less withholding taxes, will be delivered to you.) The directions must be given by signing a special “Notice of Exercise” form provided by the Company.

Taxes	You will not be allowed to exercise this Option unless you make acceptable arrangements to pay any taxes that may be due as a result of the Option exercise.

Restrictions on Resale	By signing this Agreement, you agree not to sell any Option Shares at a time when applicable laws or the Company policies prohibit a sale.

Transfer of Option	Prior to your death, only you may exercise this Option. You cannot transfer or assign this Option. For instance, you may not sell this Option or use it as security for a loan. If you attempt to do any of these things, this Option will immediately become invalid. You may, however, dispose of this Option in your will.

Regardless of any marital property settlement agreement, Elan is not obligated to honor a Notice of Exercise from your former spouse, nor is the Company obligated to recognize your former spouse’s interest in your Option in any other way.

Retention Rights	Neither your Option nor this Agreement gives you the right to be retained by the Company (or any Subsidiary) in any capacity. The Company (and any Subsidiary) reserves the right to terminate your service at any time, with or without cause.

Shareholder Rights	You, or your estate or heirs, have no rights as a shareholder of the Company until a proper Notice of Exercise has been filed with the Company and the exercise price has been tendered. No adjustments are made for dividends or other rights if the applicable record date occurs before a proper Notice of

Exercise has been filed with the Company and the exercise price has been tendered, except as described in the Plan.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Company stock, the number of Shares covered by this Option and the exercise price per Share may be adjusted pursuant to the Plan. In the event where the Company is a party to a merger, this Option will be handled in accordance with the Plan.

Applicable Law	This Agreement will be interpreted and enforced under the laws of Ireland.

The Plan and Other Agreements	The text of the Plan and any amendments thereto are incorporated in this Agreement by reference.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this Option. Any prior agreements, commitments or negotiations concerning this Option are superseded.
By signing the cover sheet of this Agreement, you agree to all of the terms and conditions described above and in the Plan and evidence your acceptance of the powers of the Committee of the Board of Directors of the Company that administers the Plan.
Revised: December 2008